Contact

www.linkedin.com/in/nate-young-1b19963a (LinkedIn)

Top Skills

Real Estate
Sales
Market Analysis

Certifications

Real Estate Broker/Sales Agent

Nate Young

CEO & Co-Founder at Dockshare
Towson, Maryland, United States

Summary

Entrepreneurship runs in my family - and I couldn’t be more proud. My self-driven nature has been passed down by a long line of ancestors and I strive tirelessly to pass it down to my children. I was first exposed to the power of black entrepreneurship at a young age when I was told about my grandfather’s business, Young’s Produce in West Baltimore. He and his five children ran this business throughout the 1960s and 70s. As I grew older, I watched my father, aunts, uncles, and brothers embark on successful independent ventures. When I grew old enough to choose between conventional employment options or a more entrepreneurial path, naturally, I decided to embark on my own journey in real estate. I’ve flipped over 100 properties in the Greater Baltimore area and have an active real estate career with over $15M in sales volume in 2021.

Recently, however, I’ve embarked on my most exciting adventure by founding Dockshare - “the Airbnb of boat docks.” My wife, Gina, and I have assembled a “dream team” of tech experts, marketing and PR consultants, and college interns, that are working with us to connect private dock owners with boaters who want to rent their docks. As a real estate investor, I have identified boat docks as valuable assets on properties that very few homeowners realize they can capitalize on. As I continue to grow Dockshare, I look forward to engaging with the boating community and prioritizing diversity in all aspects of my business. I am excited to invite you to join me on this journey!

Experience

Dockshare

Co-Founder and CEO
May 2020 - Present (3 years 2 months)
Towson, Maryland, United States

Dockshare is a platform that connects private dock owners with boaters who want to rent out their docks. Plus, it's a place where kayakers and other water

sport enthusiasts can find launch spots for their day on the water. We've acquired over 200 listings on our platform, and we continue to grow everyday. As co-founder and CEO, I manage strategic growth initiatives and coordinate projects on our team.

Washington Maritime Blue
Accelerator Participant
February 2023 - Present (5 months)
Seattle, Washington, United States

Self-employed
Real Estate Investor
April 2005 - Present (18 years 3 months)
Baltimore, Maryland Area

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Education

Virginia Tech
Urban Studies/Affairs · (1996 - 2001)

C. Milton Wright High School
 · (1992 - 1996)